                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K
                        ANNUAL REPORT OF EMPLOYEE STOCK
                      PURCHASE, SAVINGS AND SIMILAR PLANS



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            For the transition period from _________ to _________.



                      Commission File Number: 001-14473



     ---------------------------------------------------------------------
                           SKY FINANCIAL GROUP, INC.
                         PROFIT SHARING AND 401(K) PLAN
                            (Full title of the plan)
      --------------------------------------------------------------------



                           SKY FINANCIAL GROUP, INC.
                            221 South Church Street
                           Bowling Green, Ohio  43402
                                 (419) 327-6300
             (Name of issuer of the securities held pursuant to the
              plan and address of its principal executive office)

                           SKY FINANCIAL GROUP, INC.
                        PROFIT SHARING AND 401(k) PLAN

                             FINANCIAL STATEMENTS
                          December 31, 2000 and 1999

                           SKY FINANCIAL GROUP, INC.
                         PROFIT SHARING AND 401(K) PLAN
                              Bowling Green, Ohio



                                    CONTENTS

                                                                       Page
                                                                       ----

Report of Independent Auditors........................................    4

Financial Statements:

     Statements of Net Assets Available for Benefits..................    5

     Statement of Changes in Net Assets Available for Benefits........    6

     Notes to Financial Statements....................................    7

Supplemental Schedules:

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...   12

Signatures............................................................   14

Exhibit 23 - Consent of Independent Auditor...........................   15

                                 CROWE CHIZEK

                        REPORT OF INDEPENDENT AUDITORS



Plan Administrator
Sky Financial Group, Inc.
 Profit Sharing and 401(k) Plan
Bowling Green, Ohio


We have audited the accompanying statements of net assets available for benefits of the Sky Financial Group, Inc. Profit Sharing and 401(k) Plan as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                    /s/ Crowe, Chizek and Company LLP

                                    Crowe, Chizek and Company LLP
Columbus, Ohio
April 5, 2001


--------------------------------------------------------------------------------

                           SKY FINANCIAL GROUP, INC.
                        PROFIT SHARING AND 401(k) PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          December 31, 2000 and 1999

--------------------------------------------------------------------------------


                                            2000         1999
                                            ----         ----

ASSETS
  Investments at fair value (Note 5)    $68,508,028  $23,710,133
  Cash and cash equivalents                      71    1,632,452

  Receivables
     Employer contributions               3,048,716    3,178,653
     Employee contributions                 133,932       12,249
     Interest and dividends                  39,051       68,334
                                        -----------  -----------

       Total assets                      71,729,798   28,601,821

LIABILITIES
  Operating payable                         203,574       22,247
                                        -----------  -----------

Net assets available for benefits       $71,526,224  $28,579,574
                                        ===========  ===========

--------------------------------------------------------------------------------

                See accompanying notes to financial statements.

                           SKY FINANCIAL GROUP, INC.
                        PROFIT SHARING AND 401(k) PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         Year Ended December 31, 2000

--------------------------------------------------------------------------------


Additions to net assets attributed to:
  Investment income:
     Net depreciation in fair value of investments (Note 4)     $(5,019,543)
     Interest and dividends                                         431,051
                                                                -----------
                                                                 (4,588,492)

  Transfers to Plan (Note 8)                                     40,654,673

  Transfer from Sky Financial Group Employee Stock Ownership
   Pension Plan                                                      27,324

  Contributions:
     Participant Rollovers                                        3,771,500
     Employer                                                     4,930,926
     Participants                                                 3,734,793
                                                                -----------
                                                                 12,437,219
                                                                -----------
       Total additions                                           48,530,724

Deductions from net assets attributed to:
  Benefits paid to participants                                   5,229,448
  Administrative expenses                                           354,626
                                                                -----------
                                                                  5,584,074
                                                                -----------

Net increase                                                     42,946,650

Net assets available for benefits
  Beginning of year                                              28,579,574
                                                                -----------

  End of year                                                   $71,526,224
                                                                ===========

--------------------------------------------------------------------------------

               See accompanying notes to financial statements.

                           SKY FINANCIAL GROUP, INC.
                        PROFIT SHARING AND 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                         December 31, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN

The following description of the Sky Financial Group, Inc. Profit Sharing and 401(k) Plan (the Plan) provides only general information. The Plan includes a frozen profit sharing component, an employee stock-ownership component and a 401(k) component. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was originally effective July 1, 1989 and was restated on January 1, 1995 and January 1, 1999. The Plan is a defined contribution plan covering substantially all employees of Sky Financial Group, Inc. (the Company), and its wholly-owned subsidiaries, except Meyer & Eckenrode Insurance Group, Inc. and Subsidiaries, who have worked 1,000 hours in their first year of service and have attained age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to the maximum amount allowed by the Internal Revenue Code ($10,500) to the Plan. The Company makes a matching contribution equal to 100% of the participant's contribution up to 3% percent of that participant's compensation. Additionally, the Company, at the option of its board of directors, may contribute additional amounts each year that are allocated among participants based on each participant's compensation. Participants direct the investment of their respective individual participant accounts.

Participant Accounts: Each participant's account is credited with the participant's own contribution and an allocation of the Company's contribution and Plan earnings. Company contributions are allocated to participant accounts based on each participant's proportional compensation. Investment income or loss is allocated to participant accounts based on proportional account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of credited service as follows:

          Years of Service               Vested Percentage
          ----------------               -----------------

             Less than 2                         0%
          2 but less than 3                     40%
          3 but less than 4                     60%
          4 but less than 5                     80%
             5 or more                         100%
--------------------------------------------------------------------------------
                                 (Continued)

                           SKY FINANCIAL GROUP, INC.
                        PROFIT SHARING AND 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                         December 31, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN (Continued)

The portion of a participant's account balance that is not fully vested will be forfeited if the participant separates from service. At December 31, 2000, forfeited nonvested accounts totaled $245,891. These forfeited amounts will be used to reduce future employer contributions to the Plan.

Payment of Benefits: On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested interest in the account, or the vested portion of a participant's balance may be distributed in installments or partial distributions.

Loans: The Plan provides that participants can borrow funds against their account balances. These loans are limited to the lesser of $50,000 or 50% of the participant's vested account balance. Loan issuances are treated as a transfer between a participant's investment fund(s) and the loans receivable from participant's fund. The loans are secured by the balance in the participant's account. Loan principal and interest payments are made in accordance with the note's amortization schedule, and are made via payroll withholding.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change will occur in the near term for the estimates of investment valuation.

Valuation of Investments: The Plan invests in common/collective investment funds offered by Sky Trust, N.A. (a wholly-owned subsidiary of the Company), shares of mutual funds, Company common stock, a master trust, corporate notes, and other common stocks. The Plan's investment in the common/collective investment funds is valued based upon the Plan's proportional share of the common/collective funds' underlying assets. The underlying assets of the common/collective funds are valued at fair market value. The Plan's investment in the master trust is valued at fair value as reported by the trustee of the master trust. The fair value is based upon the respective fair value of the master trust's underlying investments, which are based upon quoted market prices of these investments. Other investments are valued at fair market value as determined by the Plan Trustee using quoted market prices except participant notes receivable, which are valued at cost which approximates fair value.

--------------------------------------------------------------------------------

                                 (Continued)

                           SKY FINANCIAL GROUP, INC.
                        PROFIT SHARING AND 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          December 31, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis and dividend income is recorded on the ex-dividend date.

Payment of Benefits:  Benefits are recorded when paid.



NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.


NOTE 4 - INVESTMENTS

The following presents, at fair value, investments that represent 5% or more of the Plan's net assets.
                                                             2000         1999
                                                             ----         ----
  Sky Financial Group, Inc. Master Trust, 1,119,356
  and 317,627 shares, respectively                       $21,065,314  $6,236,838

  Sky Trust, N.A. Collective Core Equity Fund, 665,671
  and 390,761 shares, respectively                        10,327,627   7,754,023

  Sky Trust, N.A. Collective Aggressive Equity Fund,
  -0- and 339,795 shares, respectively                            --   4,389,558

  Sky Trust, N.A. Collective International Fund, -0- and
  118,847 shares, respectively                                    --   1,509,191

  Sky Trust, N.A. Collective Core Fixed Fund, 329,966
  and 207,456 shares, respectively                         4,121,475   2,405,047

  Berger Omni Small Cap Value Fund, 156,465 and -0-
  shares, respectively                                     3,985,156          --

  Federated Prime Obligation Fund, 4,892,690 and
  1,539,401 shares, respectively                           4,892,690   1,539,401

  RS Emerging Growth Fund, 85,396 and -0- shares,
  respectively                                             3,758,273          --
--------------------------------------------------------------------------------

                                  (Continued)

                           SKY FINANCIAL GROUP, INC.
                        PROFIT SHARING AND 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          December 31, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 4 - INVESTMENTS (Continued)

                                                           2000         1999
                                                           ----         ----
  Vanguard Growth and Income Fund, 221,364 and -0-
  shares, respectively                                 $ 7,096,941   $        --

  Vanguard Growth Index Fund, 224,970 and -0-
  shares, respectively                                   6,877,341            --

During 2000, the Plan's investments (including investments bought, sold, and held during the year) depreciated by $5,019,543 as follows:

                           Net Change in Fair Value
                                                             Year Ended
                                                          December 31, 2000
                                                          -----------------
     Investments at fair value
       Master Trust                                    $   564,797
       Common collective accounts                       (3,323,805)
       Mutual funds                                     (2,260,535)
                                                       -----------

                                                       $(5,019,543)
                                                       ===========


NOTE 5 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 11, 1997, that the Plan is qualified under the applicable sections of the Internal Revenue Code. The Plan has been amended since receipt of this determination letter. The plan administrator believes that the Plan continues to qualify as a tax-exempt plan.


NOTE 6 - RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others. Certain Plan investments are shares of common/collective investment funds managed by Sky Trust, N.A. Additionally, certain other Plan investments are shares of Sky Financial Group, Inc. common stock. Sky Trust, N.A. is a fiduciary of the Plan and wholly-owned subsidiary of Sky Financial Group, Inc., and Sky Financial Group, Inc. is the sponsor of the Plan. Therefore, all transactions in these investments are party-in-interest transactions. Fees paid by the Plan for administrative and investment services amounted to $354,626 for the year ended December 31, 2000. Certain professional or legal fees related to the operation of the Plan are paid on the Plan's behalf by the Company.


--------------------------------------------------------------------------------

                                  (Continued)

                           SKY FINANCIAL GROUP, INC.
                        PROFIT SHARING AND 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 7 - INTEREST IN SKY FINANCIAL GROUP MASTER TRUST

The Plan invests in a master trust, which was established for the investment of assets of the Plan and the Sky Financial Group, Inc. Employee Stock Ownership Pension Plan. Each participating retirement plan has an undivided interest in the Master Trust. Prior to June 1, 2000, Marshall & Ilsley Trust Company served as the custodian and trustee of the Master Trust. Effective June 1, 2000 the assets of the Master Trust were transferred to Sky Trust, N.A., and Sky Trust, N.A. assumed management of the Master Trust. At December 31, 2000, the Plan's interest in the net assets of the Master Trust was 39.9%. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon each individual Plan's ownership interest in the Master Trust.

The following table presents the fair value of investments for the entire Master
Trust:

                                                  December 31,   December 31,
                                                      2000           1999
                                                      ----           ----
  Investments at fair value:
     Sky Financial Group, Inc. Common Stock       $ 52,740,909   $ 38,592,425
     Cash                                              569,141             --
     Federated Prime Obligations Fund                   86,194        529,164
                                                  ------------   ------------

                                                  $ 53,396,244   $ 39,121,589
                                                  ============   ============

The investment income for the entire Master Trust is as follows:

                                                    Year ended
                                                   December 31,
                                                       2000
                                                       ----

  Net depreciation in fair value of investments   $   (893,732)
  Interest                                              32,266
  Dividends                                          1,758,370
                                                  ------------

                                                  $    896,904
                                                  ============

NOTE 8 - PLAN MERGER

During 2000, The Ohio Bank 401(k) Profit Sharing Plan, the Century National Bank 401(k) Plan, the Picton Cavanaugh Inc. Profit Sharing and 401(k) Plan, and the First Western Bancorp 401(k) Plan, all plans of companies previously acquired by Sky Financial Group, Inc., were merged into the Sky Financial Group, Inc. Profit Sharing and 401(k) Plan. The mergers into the Plan are reflected on the statement of changes in net assets available for benefits as an increase of $40,654,673 in the Plan's assets.

--------------------------------------------------------------------------------

                           SKY FINANCIAL GROUP, INC.
                         PROFIT SHARING AND 401(k) PLAN
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 31, 2000

--------------------------------------------------------------------------------



Name of plan sponsor:                      Sky Financial Group, Inc.
                                    ----------------------------------------
Employer identification number:                   34-1372535
                                    ----------------------------------------
Three-digit plan number:                              001
                                    ----------------------------------------

                                                      (c)
                      (b)                  Description of Investment
                    Identity                Including Maturity Date,                      (e)
                    of Issue             Rate of Interest, Collateral,         (d)      Current
  (a)             or Borrower                Par or Maturity Value             Cost      Value
  ---             -----------                ---------------------             ----      -----

  *            Sky Trust, N.A.      Sky Financial Company Stock Fund
                                    Investment in 302,722 shares of             @     $21,065,314
                                     Master Trust

  *            Sky Trust, N.A.      Core Equity Fund
                                    Investment in 665,671 shares of             @      10,327,627
                                     common/collective fund

               Berger Funds         Berger Omni Small Cap Value Fund
                                    Investment in 156,465 shares of             @       3,985,156
                                     a registered investment company

  *            Sky Trust, N.A.      Federated Prime Obligation Institutional
                                     Fund
                                    Investment in 4,892,690 shares of a         @       4,892,690
                                     registered investment company

  *            Sky Trust, N.A.      Core Fixed Fund
                                    Investment in 329,966 shares of             @       4,121,475
                                     common/collective fund

               Pimco Funds          Pimco Low Duration Fund
                                    Investment in 138,825 shares of             @       1,374,368
                                     a registered investment company

               RS Funds             RS Emerging Growth Fund
                                    Investment in 85,396 shares of a            @       3,758,273
                                     registered investment company

               Scudder Funds        Scudder International Fund
                                    Investment in 69,451 shares of              @       3,494,098
                                     a registered investment company


________________________________________________________________________________

* Denotes party-in-interest
@ Participant directed investments. Pursuant to Department of Labor regulations, cost basis not presented.

                                  (Continued)

                           SKY FINANCIAL GROUP, INC.
                         PROFIT SHARING AND 401(k) PLAN
        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 31, 2000

--------------------------------------------------------------------------------

                                            (c)
              (b)                Description of Investment
            Identity             Including Maturity Date,                     (e)
            of Issue           Rate of Interest, Collateral,        (d)     Current
 (a)      or Borrower              Par or Maturity Value           Cost      Value
 ---      -----------              ---------------------           ----      -----

       Vanguard Group      Vanguard Growth and Income Fund
                           Investment in 221,364 shares of a        @       7,096,941
                            a registered investment company

       Vanguard Group      Vanguard Growth Index Fund
                           Investment in 224,970 shares of          @       6,877,340
                            a registered investment company

       Vanguard Group      Vanguard GNMA Fund
                           Investment in 36,112 shares of           @         369,788
                            a registered investment company

       Pimco Funds         Pimco High Yield Fund
                           Investments in 8,687 shares of           @          84,352
                            a registered investment company

  *    Participant Notes   Debt obligations of Plan participants
                            with interest rates ranging from
                            7.0% to 9.75%                           @       1,060,606
                                                                          -----------

                                                                          $68,508,028
                                                                          ===========















________________________________________________________________________________

* Denotes party-in-interest
@ Participant directed investments. Pursuant to Department of Labor regulations, cost basis not presented.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            SKY FINANCIAL GROUP, INC.
                                            PROFIT SHARING AND 401(K) PLAN



Date: June 28, 2001                         By: /s/ W. Granger Souder, Jr.
                                                --------------------------
                                                W. Granger Souder, Jr.
                                                Benefits Plan Committee (Plan
                                                Administrator)
                                                Sky Financial Group, Inc.